UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              September 14,
2021

  By E-Mail

  Kai H. E. Liekefett, Esq.
  Sidley Austin LLP
  787 Seventh Avenue
  New York, NY 10019

          Re:     CytoDyn Inc.
                  Response letter dated September 3, 2021 to comments issued on Soliciting
                            Materials filed pursuant to Rule 14a-12 on August
19, 2021
                  File No. 000-49908

  Dear Mr. Liekefett:

         We have reviewed the responses to our comments on the above-captioned filing, and have the following comments.

  1. We reissue prior comment 1 as it related to your statement that the Group is implicitly acknowledging that these posts violated federal securities laws.
We do not believe you
          have provided sufficient support for your disclosure. Your response quoted explicit language used by the Group such that your belief as to what is being implied instead is superseded.

  2. We reissue prior comment 2. We do not believe you have provided sufficient support for
          your disclosure. Your use of the phrase    hostile takeover,    given
your response, requires
          assumptions to be made that are not apparent.

  3.      We reissue prior comment 3. To the extent you continue referring to
 dark money    as
          funding the dissidents    campaign, please include disclosure
clarifying whether such
          funding or related activities appear to violate any proxy solicitation rules.

  4. We reissue prior comment 4. Similar to our comment immediately above, to the extent
          you continue referring to Eisenberg Investments as    secretive,
please include disclosure
          clarifying whether such funding or related activities appear to violate any proxy solicitation rules and describe the efforts you have made to obtain information about
          Eisenberg Investments.

  5. We reissue prior comment 5. Thus, your response describing a specific chronology of events and your conclusions from such events should be clarified to note that votes or proxies may be revoked until such time as they are counted.

  6.      We reissue prior comment 6.
 Kai H. E. Liekefett, Esq.
Sidley Austin LLP
September 14, 2021
Page 2


       Please direct any questions to me at (202) 551-3619.

                                                          Sincerely,

                                                          /s/ Daniel F.
Duchovny
                                                          Daniel F. Duchovny
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions